SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Sorrento Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83587F202
(CUSIP Number)

Leonard A. Potter President and Managing Member Wildcat Capital Management, LLC 888 Seventh Avenue New York, NY 10106 (212) 468-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,676,193 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,676,193 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,193 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock (as defined herein) outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2016.

CUSIP No. 83587F202	13D	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 184,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 184,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

CUSIP No. 83587F202	13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

CUSIP No. 83587F202	13D	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

CUSIP No. 83587F202	13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

CUSIP No. 83587F202	13D	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,790 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,790 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,790 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

CUSIP No. 83587F202	13D	Page 8 of 14 Pages

1		NAMES OF REPORTING PERSONS Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,790 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,790 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,790 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

CUSIP No. 83587F202	13D	Page 9 of 14 Pages

1		NAMES OF REPORTING PERSONS James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 40,213,733 shares of Common Stock outstanding as of May 12, 2016, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2016.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed on April 18, 2016, as amended and supplemented by Amendment No. 1 filed on April 26, 2016, Amendment No. 2 filed on May 6, 2016, Amendment No. 3 filed on May 11, 2016 and Amendment No. 4 filed on May 16, 2016 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the seventh paragraph:

“On June 1, 2016, WLA and BFLP submitted a letter (the “June 1 Letter”) to the Board reiterating their concerns regarding the Transactions and management of the Issuer and reiterating certain demands, in each case as set forth in the May 5 Letter and the May 10 Letter, including (i) termination of the unclosed portion of the pending Transactions, (ii) termination of Dr. Ji as the CEO and (iii) appointment of three directors to be nominated by WLA and BFLP to lead the Special Committee. The June 1 Letter highlighted WLA’s and BFLP’s concerns that, despite the serious issued raised in the May 5 Letter and May 10 Letter and as further described in the June 1 Letter, the Board has not taken action to address such issues or provided WLA or BFLP with a formal response. WLA and BFLP further urged the Board to take such actions as are required to protect and maximize shareholder value and again requested an in-person meeting with the non-employee members of the Board at the earliest possible date. The June 1 Letter provided that WLA intends to litigate the shareholder derivative action filed on May 13, 2016 in the Court of Chancery of the State of Delaware (as described in the preceding paragraph) to successful completion and restated WLA’s and BFLP’s intent to pursue their available remedies to ensure that the interests of the Issuer and its shareholders are protected. A copy of the June 1 Letter is attached as Exhibit 9.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
2.	Demand for Inspection of Books and Records, dated April 11, 2016.
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.
4.	Letter to the Board of Directors of the Issuer, dated May 5, 2016.
5.	Letter to the Board of Directors of the Issuer, dated May 10, 2016.
6.	Verified Derivative Complaint filed in the Court of Chancery of the State of Delaware on May 13, 2016.
7.	Plaintiff's Motion for Temporary Restraining Order filed in the Court of Chancery of the State of Delaware on May 13, 2016.
8.	Plaintiff’s Brief in Support of Motion for Temporary Restraining Order, to Expedite the Proceedings, and to Schedule a Preliminary Injunction Hearing, filed in the Court of Chancery of the State of Delaware on May 13, 2016.
9.	Letter to the Board of Directors of the Issuer, dated June 1, 2016.
Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: President
Wildcat – Liquid Alpha, LLC

By: /s/ Clive Bode
Name: Clive Bode Title: President

Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer
Infinity Q Management Equity, LLC

By: /s/ James Velissaris
Name: James Velissaris Title: Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Page 11 of 14 Pages

Bonderman Family Limited Partnership

By: /s/ Clive Bode
Name: Clive Bode Title: President

Leonard A. Potter

By: /s/ Leonard A. Potter
Name: Leonard A. Potter

James Velissaris

By: /s/ James Velissaris
Name: James Velissaris

Page 12 of 14 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.(1)
2.	Demand for Inspection of Books and Records, dated April 11, 2016.(2)
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.(3)
4.	Letter to the Board of Directors of the Issuer, dated May 5, 2016.(4)
5.	Letter to the Board of Directors of the Issuer, dated May 10, 2016.(5)
6.	Verified Derivative Complaint filed in the Court of Chancery of the State of Delaware on May 13, 2016.(6)
7.	Plaintiff's Motion for Temporary Restraining Order filed in the Court of Chancery of the State of Delaware on May 13, 2016.(7)
8.	Plaintiff’s Brief in Support of Motion for Temporary Restraining Order, to Expedite the Proceedings, and to Schedule a Preliminary Injunction Hearing, filed in the Court of Chancery of the State of Delaware on May 13, 2016.(8)
9.	Letter to the Board of Directors of the Issuer, dated June 1, 2016.

_________________

(1) Incorporated herein by reference to the Agreement of Joint Filing by and among Wildcat Capital Management, LLC (“Wildcat”), Wildcat – Liquid Alpha, LLC (“WLA”), Infinity Q Capital Management, LLC (“IQCM”), Infinity Q Management Equity, LLC (“IQME”), Infinity Q Diversified Alpha Fund (“IQDA”), Bonderman Family Limited Partnership (“BFLP”), Leonard A. Potter and James Velissaris, dated as of April 18, 2016, which was previously filed with the SEC as Exhibit 1 to Schedule 13G filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

(2) Incorporated herein by reference to Demand for Inspection of Books and Records, dated April 11, 2016, which was previously filed with the SEC as Exhibit 2 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on April 18, 2016.

(3) Incorporated herein by reference to Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016, which was previously filed with the SEC as Exhibit 3 to Amendment No. 1 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on April 26, 2016.

Page 13 of 14 Pages

(4) Incorporated herein by reference to Letter to the Board of Directors of the Issuer, dated May 5, 2016, which was previously filed with the SEC as Exhibit 4 to Amendment No. 2 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on May 6, 2016.

(5) Incorporated herein by reference to Letter to the Board of Directors of the Issuer, dated May 10, 2016, which was previously filed with the SEC as Exhibit 5 to Amendment No. 3 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on May 11, 2016.

(6) Incorporated herein by reference to Verified Derivative Complaint filed in the Court of Chancery of the State of Delaware on May 13, 2016, which was previously filed with the SEC as Exhibit 6 to Amendment No. 4 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on May 16, 2016.

(7) Incorporated herein by reference to Plaintiff's Motion for Temporary Restraining Order filed in the Court of Chancery of the State of Delaware on May 13, 2016, which was previously filed with the SEC as Exhibit 7 to Amendment No. 4 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on May 16, 2016.

(8) Incorporated herein by reference to Plaintiff’s Brief in Support of Motion for Temporary Restraining Order, to Expedite the Proceedings, and to Schedule a Preliminary Injunction Hearing, filed in the Court of Chancery of the State of Delaware on May 13, 2016, which was previously filed with the SEC as Exhibit 8 to Amendment No. 4 to Schedule 13D filed by Wildcat, WLA, IQCM, IQME, IQDA, BFLP, Leonard A. Potter and James Velissaris, on May 16, 2016.

Page 14 of 14 Pages